SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated January 2, 2025.

Buenos Aires, January 2, 2025

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: YPF S.A. – Tender Offer

Our highest consideration:

We are hereby writing to you in order to comply with the requirements of the Argentine Securities Commission and the corresponding rules of ByMA and MAE.

YPF voluntarily offers to purchase for cash any and all of its outstanding class XXXIX notes due July 28, 2025 with an annual coupon of 8.500% with a currently outstanding principal amount of US$756,966,002.00 (the “Tender Offer”).

The Tender Offer is subject to a number of terms and conditions that are described in detail in the Offer to Purchase published on the date hereof.

In this regard, please find attached the press release relating to the Tender Offer announced by the Company.

Sincerely yours,

Margarita Chun

Market Relations Manager

YPF S.A.

YPF Sociedad Anónima

(a stock corporation (sociedad anónima) incorporated under the laws of Argentina)

YPF Sociedad Anónima Announces Commencement of Tender Offer for Any and All of its Outstanding 8.500% Senior Notes due July 2025

Buenos Aires, January 2, 2025 – YPF Sociedad Anónima (“YPF”) today announced that it has commenced a cash tender offer (the “Tender Offer”) to purchase any and all of YPF’s outstanding 8.500% Senior Notes due July 2025 (the “Securities”).

Title of Security	CUSIP and ISIN Numbers	Principal Amount Outstanding	Total Consideration(a)
8.500% Senior Notes due July 2025	CUSIP:984245 AL4 P989MJ BE0 ISIN:US984245AL47 USP989MJBE04	U.S.$756,966,002	U.S.$1,019.50

(a)	Per U.S.$1,000 principal amount.

The Tender Offer is subject to the terms and conditions set forth in YPF’s Offer to Purchase dated the date hereof (the “Offer to Purchase”), including the concurrent or earlier consummation of a new notes offering that provides YPF with sufficient funds to meet the obligations of YPF in connection with the Tender Offer. When considering any potential allocation of new notes in the new notes offering, YPF intends, but is not obligated, to give some degree of preference to those investors who, prior to such allocation, have validly tendered, or have indicated to YPF or the Dealer Managers (as defined below) their firm intention to tender, Securities in the Tender Offer. The Offer to Purchase more fully sets forth the terms of the Tender Offer. The Tender Offer is scheduled to expire at 5:00 p.m., New York City time (7:00 p.m. Buenos Aires time), on Wednesday, January 15, 2025 unless extended or earlier terminated (such date and time, as it may be extended with respect to the Tender Offer, the “Expiration Date”). Holders of Securities (“Holders”) may participate in the Tender Offer by validly tendering and not validly withdrawing their Securities by the Expiration Date or submitting a properly completed and duly executed notice of guaranteed delivery instruction (the “Notice of Guaranteed Delivery”) at or prior to the Expiration Date.

Securities validly tendered pursuant to the Tender Offer may be withdrawn prior to or at 5:00 p.m., New York City time (7:00 p.m. Buenos Aires time), on Wednesday, January 15, 2025, but not after, unless such deadline is extended by YPF.

It is expected that the Settlement Date for the Tender Offer will be on or around Friday, January 17, 2025, the second business day after the Expiration Date, but which may change without notice (the “Settlement Date”). Payment for the Securities that are validly tendered and accepted for purchase pursuant to the Tender Offer will be made either on the Settlement Date or on the date referred to as the “Guaranteed Delivery Settlement Date,” as applicable. The Guaranteed Delivery Settlement Date in respect of Securities with respect to which a properly completed and duly executed Notice of Guaranteed Delivery is delivered at or prior to the Expiration Date (to the extent that such Securities are not delivered prior to the Expiration Date) that are accepted by YPF for purchase in the Tender Offer is expected to be on or around Tuesday, January 21, 2025, the third business day after the Expiration Date. YPF will not be responsible for any delays in the transmission of funds to Holders attributable to the clearing systems and under no circumstances will any interest be payable because of any such delay.

Subject to the terms and conditions described in the Offer to Purchase, Holders who validly tender their Securities at or prior to the Expiration Date, or who deliver to the Information and Tender Agent (as defined below) a properly completed and duly executed Notice of Guaranteed Delivery in accordance with the instructions described in the Offer to Purchase will receive the Total Consideration specified in the table above payable for such tendered Securities that are accepted for purchase by YPF. In addition, YPF will pay accrued and unpaid interest on the Securities up to, but not including, the Settlement Date (“Accrued Interest”).

YPF reserves the absolute right to amend, extend, terminate or withdraw the Tender Offer in its sole discretion, subject to disclosure and as otherwise required by applicable law. In the event of termination or withdrawal of the Tender Offer, Securities tendered and not accepted for purchase pursuant to the Tender Offer will be promptly returned to the tendering holders.

Additionally, YPF currently intends (but is not obligated) to redeem all of the Securities that remain outstanding following the consummation of the Tender Offer, to the extent that less than all of the outstanding Securities are tendered and accepted for purchase in the Tender Offer. Nothing in this press release shall constitute a notice of redemption or an obligation to issue a notice of redemption for the Securities. Any such notice of redemption will be made only pursuant to, and in accordance with, the terms of the Securities and the related indenture governing the Securities.

The complete terms and conditions of the Tender Offer are described in the Offer to Purchase, copies of which may be obtained from D.F. King & Co., the information and tender agent for the Tender Offer (the “Information and Tender Agent”) by telephone at +1 (212) 269-5550 (Banks and Brokers) and +1 (888) 541-9895 (toll-free), in writing at 48 Wall Street, 22nd Floor, New York, New York, 10005, or are available for download via the website www.dfking.com/ypf.

YPF has engaged BBVA Securities Inc., Deutsche Bank Securities Inc., Itau BBA USA Securities, Inc., Latin Securities S.A., Agente de Valores, and Santander US Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) and Banco CMF S.A., Banco de Galicia y Buenos Aires S.A.U., Banco Santander Argentina S.A., Balanz Capital Valores S.A.U., Macro Securities S.A.U. and Latin Securities S.A. as local dealer managers (the “Local Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to BBVA Securities Inc. by telephone at +1 (800) 422 8692 (U.S. toll free) or +1 (212) 728 2446 (collect), Deutsche Bank Securities Inc. by telephone at +1 (866) 627-0391 (U.S. toll free) or +1 (212) 250-2955 (collect), Itau BBA USA Securities, Inc. by telephone at +1 (888) 770-4828 (U.S. toll free) or +1 (212) 710-6749 (collect), Latin Securities S.A., Agente de Valores by telephone at +59 (82) 518-2033 (collect) and Santander US Capital Markets LLC by telephone at +1 (855) 404 3636 (U.S. toll free) or +1 (212) 940 1442 (collect).

None of YPF, the Dealer Managers, the Local Dealer Managers, the Information and Tender Agent or the trustee for the Securities, or any of their respective affiliates, is making any recommendation as to whether Holders should or should not tender any Securities in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the principal amount of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of YPF by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

* * *

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the tender for Securities and whether or not YPF will consummate the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Argentina and South America, existing and future governmental regulations, fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals. Additional information concerning potential factors that could affect YPF’s financial results is included in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and its current reports filed with the U.S. Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 2, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer